

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 3, 2022

Peter Yu
Chief Executive Officer
Cartesian Growth Corporation
505 Fifth Avenue, 15th Floor
New York, NY 10017

>   **Re: Cartesian Growth Corporation**
>   **Amendment No. 3 to**
>   **Registration Statement on Form S-4**
>   **Filed July 25, 2022**
>   **File No. 333-262644**

Dear Mr. Yu:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 13, 2022 letter.

Form S-4/A filed on July 25, 2022

Summary of the Proxy Statement/Prospectus
Ownership Structure, page 51

1.   Refer to your response to comment 4. Please address the following on pages 51 and 195:
      - Present the diagram of the Company's organizational structure immediately following the Completion of the Business Combination on a separate page and increase the font size to improve the readability.
      - Enhance the diagram to reflect Alvarium Tiedemann Holdings, Inc. will hold Umbrella Class A Common Units, representing 62% economic interest only and TWMH and TIG Entities Equityholders will hold Umbrella Class B Common Units,

representing 38% economic interest only, in Alvarium Tiedemann Capital, LLC.

Risk Factors

The mutual termination of BofA Securities' engagements, page 88

2.   Refer to your responses to comments 2 and 8 of our letter dated June 6, 2022. Please revise the statement in the caption and the second paragraph on page 89 that the termination of the engagements "may indicate that [the financial advisor] is unwilling to be associated with the disclosure" given that the resignation notice disclaims responsibility for any part of the registration statement and the financial advisor has declined to review or say that it agrees or disagrees with the disclosure. Please similarly revise the sixth bullet point on page 70 and the cross-reference on page 156.

Unaudited Pro Forma Condensed Combined Financial Information, page 240

3.   Refer to your response to comment 12. We note that prior to the Business Combination, the Class D-1 equity interest was entitled to a 49.37% distribution of the results of TIG Arbitrage Fund and that after the Business Combination in accordance with the terms of a provisional agreement, the Class D-1 equity interest holder will be entitled to the same economic benefits but as an employee of the TIG Entities.   Consistent with the basis of your Pro Forma condensed combined balance sheet and Pro Forma condensed combined statements of operations which give pro forma effect to the Business Combination as if it had occurred on March 31, 2022 and January 1, 2021, respectively, please adjust your Pro Forma Condensed Combined Financial Information to reflect the TIG Artbitrage Class D-1 equity interest to a 49.3% distribution of the TIG Artbitrage Fund. Refer to Article 11 of Regulation S-X.

Unaudited Pro Forma Condensed Combined Statement of Operations for the Three Months Ended March 31, 2022, page 246

4.   Please disclose the underlying calculation of $3,032 million adjustment (e) on page 275 and how it represents the pro forma 38% economic interest and 51% economic interest the non-controlling shareholders will hold in Class B common units in Umbrella under the No Redemptions and Maximum Redemptions scenarios, respectively.

Sources and Uses of Funds for the Business Combination, page 253

5.   We acknowledge your response to comment 9. Please clarify, if true, that the Alvarium, TIG Entities and TWMH Closing Cash Adjustment represents the cash surplus distribution made to these shareholder immediately prior to Closing consistent consistent with adjustment (j) on page 274 of $16.4 million.

        You may contact Jacob Luxenburg at 202-551-2339 or Michelle Miller at 202-551-3368 if you have questions regarding comments on the financial statements and related matters. Please contact John Stickel at 202-551-3324 or Susan Block at 202-551-3210 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Finance

cc: Alan I. Annex